No Show, Inc.
                         3415 Ocatillo Mesa Way
                       North Las Vegas, NV  89031
                       Telephone:  (702) 277-7366


November 20, 2007

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ms. Alexandra M. Ledbetter
            Attorney-Advisor

Re: No Show, Inc.
    Amendment No. 2 to Registration Statement on Form SB-2
    Filed November 6, 2007
    File No. 333-145830


Dear Ms. Ledbetter:

On behalf of No Show, Inc. (the "Company), this letter responds to your November 14, 2007 comment letter, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.


Description of Business, page 17
--------------------------------

1. We note your responses to comment 5 of our letter dated September 26, 2007 and comment 4 of our letter dated October 17, 2007. The language that you added to the "Business Plan" section describes the criteria that management will use to select one or more fabrics to be used for the two garment patterns. Please disclose additionally where management will look for fabrics meeting these criteria. Also, please respond to our prior request that you provide additional disclosure regarding the history of your company, considering you were formed over two years ago.

RESPONSE: We respectfully note the Staff's comment. We have provided additional disclosure where management will look for fabrics to meet criteria
it established.  (See second from last paragraph on Page 18.)   We have also
provided a history of our activities since inception.  (See pages 17-18.)


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Part II - Recent Sales of Unregistered Securities, page II-2
------------------------------------------------------------

2. We note your response to comment 6 of our letter dated October 17, 2007. Please provide the following factual information in connection with your reliance on the exemptions for each of the disclosed sales:

    a. With respect to the May 2006 sale, please indicate whether you engaged in general solicitation and whether the purchasers were accredited investors.
    b. With respect to the September 2006 and May 2007 sales, please disclose the offering price(s).
    c. With respect to all of the sales, please name the states in which the purchasers were domiciled.

RESPONSE: We respectfully note the Staff's comment. We have provided added disclosure with respect to the May, 2006, September 2006 and May 2007 offerings. We have also stated that the states were the purchasers were domiciled.

As a side note, your last comment letter was very helpful. You asked us questions which made us review our entire Registration Statement. We found a number of areas that we revised to provide greater accuracy and disclosure. We want you to know that these revisions represented a non-intentional error on our part. Our marked copy reflects these changes.

We thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.


Respectfully yours,

No Show, Inc.

By:   /s/ Doreen E. Zimmerman
---------------------------------
          Doreen E. Zimmerman
          Chief Executive Officer



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